

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Lixin Wang, Chairman and
Chief Executive Officer
FusionTech, Inc.
No. 8 Mingshui Road
Changchun, Jilin Province, China

> RE: **FusionTech, Inc.**
> **Form 8-K/A#2**
> **Filed January 31, 2011;**
> **Form 10-K Fiscal Year Ended January 31, 2010**
> **Filed April 1, 2010 and amended November 19, 2010**
> **File No. 000-53837**

Dear Mr. Wang:

   We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Planned Expansion: Steel Plate Fusion, page 7

   1. We note the following paragraph on your website:

   We are the first and only company in China implementing this method. Our patent is in the application process and we have no direct competitors. Our Steel Plate Fusion service will achieve ~60% gross margins as it is an asset-light, value-added service with no inventory risk and a strong competitive edge.

The Form 8-K discloses that you have not commenced steel plate fusion services. Please explain. In addition, please explain the basis for the expectation of 60% gross margin.

Closing Comment

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Blaise Rhodes, staff accountant at (202) 551-3774 or Tia Jenkins, review accountant at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or the undersigned at (202) 551- 3795 with any other questions.

                   Sincerely,

                   /s/ John Reynolds

                   John Reynolds,
                   Assistant Director

cc: via fax to Robert Newman, Esq.
         (212) 202-6055